

November 18, 2010

By U.S. Mail

David W. Bullock
Chief Financial Officer
Graham Packaging Company Inc.
2401 Pleasant Valley Road
York, PA 17402

Re: **Graham Packaging Company Inc.**
       Registration Statement on Form S-1
       Filed November 3, 2010
       File No. 333-170321

Dear Mr. Bullock:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are attempting to register the offer and sale of 6,298,279 shares of common stock issuable in exchange for limited partnership units of Graham Packaging Holdings Company. It appears that you commenced this transaction privately, on or about February 10, 2010, when you and the holders of the limited partnership units executed the exchange agreement. Section 2.6 of the exchange agreement, filed as Exhibit 10.8, supports this view as it provides, in full, that "[f]or the avoidance of doubt, the shares of Common Stock issued in exchange for Partnership Units will not be registered under the Securities Act of 1933, as amended, but will be Registrable Securities and subject to the provisions of the Registration Rights Agreement." Please note that a transaction that is commenced as a private offering cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections

Compliance and Disclosure Interpretations. Please revise the registration statement to eliminate the offer and sale of the common shares issuable in exchange for outstanding limited partnership units.

2. We note that you are attempting to register the resale by the selling stockholders of the 6,298,279 shares of common stock issuable in exchange for limited partnership units of Graham Packaging Holdings Company. We further note that these shares are not yet outstanding. Unless the offer and sale of the common shares was completed before the resale registration statement was filed, it appears that you seek to register part of an indirect primary offering of common stock that was commenced in unregistered form. In this situation, Rule 152 would be unavailable to separate the issuance and resale as separate transactions. Refer generally to Question 134.01 of our Securities Act Sections Compliance and Disclosure Interpretations. Accordingly, please revise your registration statement to eliminate the offer and sale of these shares by the selling stockholders.

Principal and Selling Stockholders, page 36

3. Please clarify for us why the percentage of common stock beneficially owned by Blackstone after giving effect to the resale transactions covered by the registration statement will decrease from 64.1% to 58.2%. In this regard, we note that you have not disclosed any change in the number of shares beneficially owned by Blackstone.

4. Please identify by name the natural person or persons who exercise voting or investment control or both with respect to the shares held by Prevot Limited Partnership, LLP. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations for Regulation S-K

5. With regard to Blackstone and Prevot Limited Partnership, LLP, please tell us whether any of these selling stockholders are broker-dealers or affiliates of a broker-dealer.

   - For each of these selling stockholders that are broker-dealers, the prospectus should state that the selling stockholder is an underwriter.

   - For each of these selling stockholders that is an affiliate of a broker-dealer, the prospectus should state that (a) the selling stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

   Notwithstanding the foregoing, you need not identify as underwriters any broker-dealers and their affiliates who received their securities as compensation for underwriting activities.

6.   Please disclose any material relationship that Prevot Limited Partnership, LLP has had within the past three years with you or any of your predecessors or affiliates. Please refer to Item 507 of Regulation S-K.

<u>Plan of Distribution, page 64</u>

7.   Please disclose that the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with any sales covered by the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

        •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dieter King, staff attorney, at (202) 551-3338 or Jay Ingram, legal branch chief, at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Richard A. Fenyes, Esq. (Via Facsimile 212-455-2502)